SCHEDULE 13G

Amendment No. 0
Transocean Ltd.
Stock
Cusip #H8817H100


Cusip #H8817H100
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	2,891,991
Item 6:	0
Item 7:	19,165,692
Item 8:	0
Item 9:	19,165,692
Item 11:	5.717%
Item 12:	    HC


Cusip #H8817H100
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	19,146
Item 6:	0
Item 7:	19,165,692
Item 8:	0
Item 9:	19,165,692
Item 11:	5.717%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Transocean Ltd.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Blandonnet International Business
Center
		Chemin de Blandonnet 2, Building F,
7th Floor
		Vernier, Switzerland  1214


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Stock

Item 2(e).	CUSIP Number:

		H8817H100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	19,165,692

	(b)	Percent of Class:	5.717%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	2,891,991

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	19,165,692

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock of Transocean Ltd.. No one person's interest in the Stock of Transocean Ltd. is more than five percent of the total outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a
Schedule 13D with respect to FIL Limited and its various non-
U.S. investment management subsidiaries included on this
Schedule 13G.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 15,660,402 shares or 4.671% of the Stock outstanding of Transocean Ltd. ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Stock of Transocean Ltd. owned by the investment companies at December 31, 2010 included 25,160 shares of Stock resulting from the assumed conversion of 25,160 shares of TRANSOCEAN LTD (SWISS) (1 shares of Stock for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 15,660,402 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 924,887 shares, or 0.276%, of the Stock outstanding of Transocean Ltd., beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940, is the beneficial owner of 215,365 shares or 0.064% of the outstanding Stock of Transocean Ltd.
as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. The number of shares of Stock of Transocean Ltd. owned by the institutional account(s) at December 31, 2010 included 114,275 shares of Stock resulting from the assumed conversion of 114,275 shares of TRANSOCEAN LTD (SWISS) (1 shares of Stock for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 215,365 shares and sole power to vote or to direct the voting of 215,365 shares of Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,036,465 shares or 0.309% of the outstanding Stock of the Transocean Ltd. as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Stock of Transocean Ltd. owned by the institutional account(s) at December 31, 2010 included 616,905 shares of Stock resulting from the assumed conversion of 616,905 shares of TRANSOCEAN LTD (SWISS) (1 shares of Stock for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,036,465 shares and sole power to vote or to direct the voting of 925,100 shares of Stock owned by the institutional accounts managed by PGATC as reported above.

	Edward C. Johnson 3d has sole voting and dispositive power over 19,146 shares, shared voting and dispositive power over 0 shares, and no voting or dispositive power over 0 shares.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 1,309,427 shares or 0.391% of the Stock outstanding of the Company. The number of shares of Stock of Transocean Ltd.
owned by the institutional account(s) at December 31, 2010 included 838,905 shares of Stock resulting from the assumed conversion of 838,905 shares of TRANSOCEAN LTD
(SWISS) (1 shares of Stock for each share of Convertible
Preferred Stock).

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 39% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.

	FIL has sole dispositive power over 1,309,427 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 807,274 shares and no power to vote or direct the voting of 502,153 shares of Stock held by the International Funds as reported above.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 11, 2011, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Stock of Transocean Ltd. at December 31, 2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel